Fourth Quarter and Year-End 2022 Earnings Presentation The Bank of N.T. Butterfield & Son Limited February 14, 2023

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward- looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Full Year 2022 Highlights • Fourth Quarter 2022 Financials • Q&A Awards Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in The Channel Islands • Well-secured lending in all markets, including Central London, UK • Award winning wealth management offerings ESG Membership

4 Full Year 2022 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. 2021 2022 $ % Net Interest Income $ 343.6 $ 43.8 Non-Interest Income 206.6 8.5 Provision for Credit Losses (2.4) (5.5) Non-Interest Expenses* (335.3) 1.7 Other Gains (Losses) 1.5 2.9 Net Income $ 214.0 $ 51.4 31.6 % Non-Core Items** 1.7 0.8 Core Net Income** $ 215.7 $ 52.1 31.9% • Net income of $214.0 million, or $4.29 per share • Core Net Income** of $215.7 million, or $4.33 per share • Return on average common equity of 25.7%; core return on average tangible common equity** of 28.6% • Net Interest Margin of 2.41%, cost of deposits of 0.34% • Active capital management with aggregate quarterly dividends of $1.76 per common share • New 2023 share repurchase authorization for up to 3.0 million common shares • Signed agreement with Credit Suisse to acquire their global trust business in Singapore, Guernsey and The Bahamas * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $195.2 $177.1 $147.2 $162.7 $214.0 $197.0 $197.9 $154.5 $163.6 $215.7 Net Income Core Net Income** 2018 2019 2020 2021 2022 23.1% 19.1% 15.0% 16.8% 25.7%25.6% 23.4% 17.3% 18.7% 28.6% Return on Equity Core Return on Average Tangible Common Equity** 2018 2019 2020 2021 2022

Financials

6 Fourth Quarter 2022 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. Q3 2022 vs. Q4 2021 Q4 2022 $ % $ % Net Interest Income $ 94.6 $ 3.4 $ 20.1 Non-Interest Income 54.9 5.0 2.3 Provision for Credit Losses (1.6) (0.8) (2.2) Non-Interest Expenses* (85.4) (2.5) (0.8) Other Gains (Losses) 0.6 0.5 2.1 Net Income $ 63.1 $ 5.7 9.9% $ 21.5 51.5 % Non-Core Items** 0.1 — — Core Net Income** $ 63.2 $ 5.6 9.8% $ 21.5 51.5% • Net income of $63.1 million, or $1.26 per share • Core net income** of $63.2 million or $1.27 per share • Return on average common equity of 31.6%; core return on average tangible common equity** of 34.9% • Net Interest Margin of 2.79%, cost of deposits of 0.78% • Cash dividend rate of $0.44 per common share during the quarter • Appointment of Ingrid Pierce as new Independent Director * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $41.7 $44.4 $49.1 $57.4 $63.1 $41.7 $44.7 $50.2 $57.6 $63.2 Net income Core Net Income** Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 17.1% 19.7% 24.5% 28.5% 31.6% 18.8% 21.9% 27.8% 31.6% 34.9% Return on Equity Core Return on Average Tangible Common Equity** Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022

7 Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $74.5 $91.2 $94.6 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) increased by $3.4 million versus the prior quarter primarily due to higher margins on loans and treasury assets, which were partially offset by higher deposit costs, particularly in the more competitive Channel Islands markets • Net interest margin (“NIM”) improved as a result of balancing asset repricing with cost of deposits • The value of average investment balances decreased due to scheduled maturities in the MBS portfolio, offset by a decrease in net unrealized losses • Average loan balances decreased in the fourth quarter compared to the prior quarter due to net paydowns in Bermuda and Cayman (In US$ millions) Q4 2022 vs. Q3 2022 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 2,538.4 2.81% $ (280.1) 1.41 % Investments 5,854.9 2.03% (152.5) 0.09 % Loans (net) 5,039.8 5.79% (83.3) 0.74 % Interest Earning Assets 13,433.0 3.59% (515.8) 0.61 % Interest Bearing Liabilities 9,650.7 (1.10) % (460.9) (0.57) % Net Interest Margin 2.79% 0.20%

8 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q4 2022 vs. Q3 2022 Asset management $ 7.4 $ — Banking 17.5 3.4 Foreign exchange revenue 11.5 (0.3) Trust 13.7 1.2 Custody and other 3.4 — Other 1.4 0.7 Total Non-Interest Income $ 54.9 $ 5.0 $52.7 $49.9 $54.9 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 • Non-interest income increased in the quarter due to higher banking fees driven by higher card services fees from seasonal credit and debit card transaction activity and higher trust income driven by both new business and higher activity-based fees • The fee income ratio was 37.1% in the fourth quarter of 2022 which compares favorably to the peer average* and the 35.6% in the prior quarter Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2022 comparative data is used as Q4 2022 peer information was not widely available at time of publication.

9 Core Non-Interest Expense* Trend (In US$ millions)Core Non-Interest Expenses* vs. Q3 2022 (In US$ millions) Q4 2022 $ % Salaries & Benefits** $ 44.7 $ 2.8 6.6 % Technology & Comm. 14.3 — 0.2 % Professional & O/S Services 4.2 (0.5) (9.7) % Property 8.0 0.1 1.3 % Indirect Taxes 5.4 0.2 3.7 % Marketing 1.8 0.4 24.3 % Intangible Amortization 1.4 — (0.6) % Other 4.7 (0.3) (5.6) % Total Core Non-Interest Expenses* $ 84.5 $ 2.7 3.3 % Non-Core Expenses* 0.1 — (24.8) % Non-Interest Expenses $ 84.7 $ 2.7 3.3% $83.7 $81.8 $84.5 64.7% 57.0% 55.6% Core Efficiency Ratio* Core Non-Interest Expenses* Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 • Core non-interest expenses* were higher than the prior quarter, primarily as a result of an increase in staff-related expenses due to higher performance-based incentive accruals and non-recurring severance costs • Core efficiency ratio* of 55.6% continued to improve as the rate of increase in revenues, primarily as a result of rising market interest rates, exceeded the marginal change in non-interest expenses. Butterfield continues to target a through- cycle core efficiency ratio of 60% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

BUTTERFIELD

Capital Requirements and Dividend Return

Regulatory Capital (Basel III) - Total Capital Ratio*


24.1%
13.5%
13.8%
Butterfield Current
BMA Minimum
US Peer Median***

Leverage Capital


6.5%
0.9%
5.6%
6.5%
0.3%
6.2%
Butterfield - Current
US Peer Median***
TCE/TA
TCE/TA Ex Cash

Dividend Payout Ratio


52.9%
60.5%
53.7%
40.7%
2019
2020
2021
2022

- Regulatory capital levels remain conservatively above requirements
- Quarterly dividend rate continues at $0.44 per common share
- TCE/TA ratio of 5.6% has increased compared to 5.0% last quarter, due to a decrease in the accumulated other comprehensive loss in the "available for sale" investment portfolio due to lower US market interest rates quarter over quarter. This was partially offset by higher deposit levels
- TCE/TA ex-cash and ex-OCI are 6.5% and 8.2%, respectively

* In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2022 comparative data is used as Q4 2022 peer information was not widely available at time of publication.

10

11 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances decreased by $0.9 billion to $13.0 billion compared to the prior year-end due to client deposit activation and a strengthened US dollar • Butterfield’s balance sheet remains low in risk density (risk weighted assets/total assets) at 33.9% vs Q4 2021 (In US$ millions) Q4 2022 Q4 2021 % Cash and cash equivalents $ 2,101 $ 2,180 (4) % Reverse Repos & S/T Investments 944 1,295 (27) % Investments 5,727 6,237 (8) % Loans (net) 5,096 5,241 (3) % Other Assets 437 382 14 % Total Assets $ 14,306 $ 15,335 (7) % Int. Bearing Deposits $ 9,951 $ 11,050 (10) % Non-Int. Bearing Deposits 3,040 2,821 8 % Other Liabilities 450 487 (8) % Shareholders’ Equity 865 977 (12) % Total Liab. & Equity $ 14,306 $ 15,335 (7) % $15.3 $13.7 $14.3 $6.2 $5.8 $5.7 $5.2 $5.0 $5.1 Total assets Investments Loans Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 $13.9 $12.5 $13.0 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Total Deposits (In US$ billions)

12 Balance Sheet Movements Deposit Currency by Segment (in US$ billions) Deposit Movements (in US$ millions) $530 $(870) Change vs Q3 2022 Change vs Q4 2021 Loan Movements (in US$ millions) Loan Currency by Segment (in US$ billions) +290 +240 (500) (370) $105 $(145) Change vs Q3 2022 Change vs Q4 2021 (40) +145 +95 (240) Volume FX Translation $0.7 $0.7 $0.1 $1.1 $0.5 $— $1.9 $1.9 $1.2 $2.0 USD USD Pegged GBP Bermuda Cayman UK and Channel Islands $4.5 $4.3 $4.2 $2.5 $3.1 $1.6 $1.5 $1.0 $0.2 $0.2 $2.2 $0.3 $0.1 $0.4 USD USD Pegged GBP Other Bermuda Cayman UK and Channel Islands

13 Asset Quality Non-Accrual Loans (In US$ millions) $61.0 $60.9 $63.1 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Res Mtg 69.7% Consumer 3.9% Comm’l R/E 12.2% Other Comm’l 8.6% Government 5.5% Loan Distribution 0.05% 0.08% 0.11% Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 95.5% AA 4.1% A 0.4% $5.1 billion $5.7 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be of very high credit quality with 96% comprised of AAA rated securities, primarily US Government guaranteed mortgage backed securities • Non-accrual loans remained at 1.2% of gross loans, consistent with the prior quarter • Allowance for credit losses at $25.0 million representing an ACL/Total loans of 0.5% • The net charge off ratio continues to be low at 0.11%

BUTTERFIELD

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q4 2022	vs. Q3 2022	Duration	vs. Q3 2022	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	$ 2,538.4	$ (280.1)	0.3	0.1	N/A
AFS	2,074.5	(65.5)	3.6	(0.1)	4.7
HTM**	3,780.3	(86.9)	6.5	0.1	9.4
Total	$ 8,393.2	$ (432.5)			

Interest Rate Sensitivity


1.6%
2.9%
3.3%
5.4%
(5.6)%
(2.9)%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Total investment portfolio duration was unchanged compared to the third quarter of 2022 at 5.4 years
- NII models showed a continued reduction in interest rate sensitivity due to an increased volume of fixed rate loans and continued high sensitivity of deposit costs in the Channel Islands
- As of December 31, 2022, the Bank had $220.2 million in net unrealized losses in the AFS portfolio, compared with net unrealized losses of $240.1 million as at the end of the third quarter of 2022. This reflects higher fair value due to changes in long-term US dollar market interest rates compared to the prior quarter

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2022 comparative data is used as Q4 2022 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

14

Appendix

16 Average Deposit Volume and Cost of Deposits (In US$ millions) 72.6% 75.5% 74.3% 21.5% 19.1% 20.0% 5.8% 5.4% 5.7% USD / USD Pegged GBP Other Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 De po sit s 0.64% 1.17% 2.54% 0.12% 0.34% 0.78% Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposit cost Overall cost of deposits Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 20.3% 23.8% 23.4% 58.5% 54.8% 52.7% 21.2% 21.4% 23.9% Non-interest bearing demand deposits Interest bearing demand deposits Term deposits Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Deposit Composition By Currency By Type Appendix Deposits

17 42% 34% 32% 29% 29% 21% 18% 18% 21% 23% 37% 48% 49% 50% 49% $2.7 $3.2 $3.4 $3.6 $3.6 Bermuda Cayman UK and Channel Islands 2018 2019 2020 2021 2022 42% 32% 29% 26% 24% 3% 2% 5% 7% 9% 9% 22% 18% 18% 21% 47% 45% 49% 48% 46% $1.2 $1.7 $1.6 $1.4 $1.4 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2018 2019 2020 2021 2022 • Stable loan book composed of well-seasoned residential mortgage books with 70% of mortgages at 70% or below loan-to-value • Loans are individually underwritten in all markets • Minimal wholesale or cross-border lending outside of current jurisdictions Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) Appendix 56% 44% 44% 39% 37% 19% 18% 18% 20% 24% 25% 38% 38% 41% 39% $4.0 $5.1 $5.2 $5.2 $5.1 Bermuda Cayman UK and Channel Islands 2018 2019 2020 2021 2022 Loan Portfolio Composition by Originating Segment (US$ Billions)

BUTTERFIELD

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2022				2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Assets									
Cash and cash equivalents	$ 2,101	$ 1,485	$ 1,340	$ 2,103	$ 2,180	$ 2,310	$ 2,766	$ 2,582	$ 3,290
Reverse Repos & S/T Investments	944	995	1,516	1,601	1,295	1,446	1,651	1,236	1,020
Investments	5,727	5,805	5,970	6,111	6,237	5,984	5,605	5,426	4,863
Loans, Net	5,096	4,992	5,139	5,068	5,241	5,204	5,221	5,149	5,161
Other Assets	437	422	386	383	382	389	421	412	405
Total Assets	$ 14,306	$ 13,699	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665	$ 14,805	$ 14,739
Liabilities and Equity									
Total Deposits	$ 12,991	$ 12,461	$ 13,075	$ 13,933	$ 13,870	$ 13,861	$ 14,193	$ 13,361	$ 13,250
Long-Term Debt	172	172	172	172	172	172	172	172	171
Other Liabilities	278	311	300	319	316	325	334	335	335
Total Liabilities	$ 13,441	$ 12,944	$ 13,547	$ 14,424	$ 14,358	$ 14,358	$ 14,698	$ 13,868	$ 13,757
Common Equity	$ 865	$ 755	$ 802	$ 842	$ 977	$ 974	$ 967	$ 936	$ 982
Total Equity	$ 865	$ 755	$ 802	$ 842	$ 977	$ 974	$ 967	$ 936	$ 982
Total Liabilities and Equity	$ 14,306	$ 13,699	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665	$ 14,805	$ 14,739
Key Metrics									
CET 1 Ratio	20.3 %	18.9 %	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %	16.4 %	16.1 %
Total Tier 1 Capital Ratio	20.3 %	18.9 %	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %	16.4 %	16.1 %
Total Capital Ratio	24.1 %	22.7 %	21.4 %	20.9 %	21.2 %	20.4 %	19.5 %	20.0 %	19.8 %
Leverage ratio	6.7 %	6.4 %	5.8 %	5.5 %	5.6 %	5.5 %	5.2 %	5.4 %	5.3 %
Risk-Weighted Assets (in $ millions)	4,843	4,780	4,854	5,043	5,101	5,185	5,321	5,105	5,069
Risk-Weighted Assets / total assets	33.9 %	34.9 %	33.8 %	33.0 %	33.3 %	33.8 %	34.0 %	34.5 %	34.4 %
Tangible common equity ratio	5.6 %	5.0 %	5.1 %	5.0 %	5.8 %	5.8 %	5.6 %	5.7 %	6.1 %
Book value per common share (in $)	17.42	15.21	16.17	16.97	19.83	19.68	19.49	18.84	19.88
Tangible book value per share (in $)	15.92	13.76	14.61	15.30	18.08	17.92	17.67	17.00	18.00
Non-accrual loans/gross loans	1.2 %	1.2 %	1.2 %	1.2 %	1.2 %	1.2 %	1.3 %	1.4 %	1.4 %
Non-performing assets/total assets	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %	0.7 %	0.6 %
Allowance for credit losses/total loans	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %	0.6 %	0.7 %

18

BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q4 2022			Q3 2022			Q4 2021		
Assets	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 2,538.4	$ 18.0	2.81 %	$ 2,818.4	$ 10.0	1.40 %	$ 3,316.3	$ 0.3	0.03 %
Investment in securities	5,854.9	30.0	2.03 %	6,007.3	29.4	1.94 %	6,266.1	26.1	1.65 %
AFS	*2,074.5*	*8.9*	*1.71 %*	*2,140.1*	*8.5*	*1.58 %*	*3,499.6*	*12.2*	*1.38 %*
HTM	*3,780.3*	*21.1*	*2.21 %*	*3,867.3*	*20.9*	*2.14 %*	*2,766.5*	*13.9*	*1.99 %*
Loans	5,039.8	73.5	5.79 %	5,123.1	65.3	5.05 %	5,185.4	54.6	4.18 %
Commercial	*1,477.2*	*22.4*	*6.00 %*	*1,523.3*	*20.8*	*5.41 %*	*1,520.9*	*16.8*	*4.39 %*
Consumer	*3,562.6*	*51.2*	*5.70 %*	*3,599.8*	*44.5*	*4.90 %*	*3,664.5*	*37.8*	*4.09 %*
Total interest earning assets	13,433.0	121.5	3.59 %	13,948.9	104.6	2.98 %	14,767.7	81.0	2.17 %
Other assets	385.7			369.1			359.4		
Total assets	$ 13,818.7			$ 14,317.9			$ 15,127.2		
Liabilities									
Interest bearing deposits	$ 9,476.3	$ (24.5)	(1.02)%	$ 9,939.5	$ (11.1)	(0.44)%	$ 10,718.3	$ (4.0)	(0.15)%
Long-term debt	172.2	(2.4)	(5.53)%	172.1	(2.4)	(5.53)%	171.8	(2.4)	(5.54)%
Interest bearing liabilities	9,650.7	(26.9)	(1.10)%	10,111.7	(13.5)	(0.53)%	10,890.1	(6.4)	(0.23)%
Non-interest bearing customer deposits	3,039.0			3,074.6			2,928.2		
Other liabilities	254.2			256.2			277.5		
Total liabilities	$ 12,943.9			$ 13,442.4			$ 14,095.9		
Shareholders' equity	874.8			875.5			1,031.3		
Total liabilities and shareholders' equity	$ 13,818.7			$ 14,317.9			$ 15,127.2		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,782.3			$ 3,837.2			$ 3,877.6		
Net interest margin		$ 94.6	2.79 %		$ 91.2	2.59 %		$ 74.5	2.00 %

19

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2022				2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Interest Income	$ 94.6	$ 91.2	$ 82.0	$ 75.9	$ 74.5	$ 75.7	$ 74.7	$ 74.9	$ 75.6
Non-Interest Income	54.9	49.9	51.8	49.9	52.7	49.0	48.8	47.6	47.8
Prov. for Credit Recovery (Losses)	(1.6)	(0.8)	(0.7)	0.7	0.6	—	1.0	1.5	2.4
Non-Interest Expenses*	85.4	82.9	84.0	82.9	84.6	85.2	85.6	81.7	83.3
Other Gains (Losses)	0.6	0.1	0.1	0.8	(1.6)	0.3	0.7	(0.8)	(0.4)
Net Income	$ 63.1	$ 57.4	$ 49.1	$ 44.4	$ 41.7	$ 39.8	$ 39.6	$ 41.6	$ 42.1
Non-Core Items**	$ 0.1	$ 0.2	$ 1.1	$ 0.3	$ 0.1	$ 0.2	$ 0.5	—	$ 0.8
Core Net Income**	$ 63.2	$ 57.6	$ 50.2	$ 44.7	$ 41.7	$ 40.0	$ 40.1	$ 41.6	$ 42.9

Key Metrics	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Loan Yield	5.79 %	5.05 %	4.48 %	4.26 %	4.18 %	4.22 %	4.28 %	4.37 %	4.42 %
Securities Yield	2.03	1.94	1.89	1.79	1.65	1.77	1.82	1.95	2.11
Cost of Deposits	0.78	0.34	0.16	0.12	0.12	0.11	0.10	0.12	0.12
Net Interest Margin	2.79	2.59	2.26	2.03	2.00	1.97	2.01	2.09	2.25
Core Efficiency Ratio**	55.6	57.0	60.2	63.7	64.7	66.3	66.3	64.8	65.6
Core ROATCE**	34.9	31.6	27.8	21.9	18.8	17.9	18.7	19.3	19.0
Fee Income Ratio	37.1	35.6	38.9	39.5	41.2	39.3	39.2	38.4	38.0
Fully Diluted Share Count (in millions of common shares)	50.0	49.8	49.8	49.8	49.8	49.9	49.9	49.9	49.8

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

21 (in millions of US Dollars, unless otherwise indicated) 2022 2021 2020 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Non-Interest Income Asset Management $ 7.4 $ 7.4 $ 7.4 $ 7.5 $ 7.6 $ 7.4 $ 7.4 $ 7.4 $ 7.2 Banking 17.5 14.1 12.9 12.7 15.4 12.6 12.5 11.4 13.6 FX Revenue 11.5 11.8 12.0 12.4 10.9 10.8 10.5 11.2 9.3 Trust 13.7 12.6 13.3 12.7 14.2 12.9 13.0 12.8 13.3 Custody & Other Admin. 3.4 3.3 3.3 3.6 3.9 3.7 3.8 3.8 3.4 Other 1.4 0.7 2.8 1.0 0.8 1.5 1.5 0.9 0.9 Total Non-Interest Income $ 54.9 $ 49.9 $ 51.8 $ 49.9 $ 52.7 $ 49.0 $ 48.8 $ 47.6 $ 47.8 Non-Interest Expense Salaries & Benefits* $ 44.7 $ 42.0 $ 42.3 $ 41.0 $ 41.1 $ 42.0 $ 43.2 $ 39.0 $ 41.4 Technology & Comm. 14.3 14.3 14.0 14.1 15.7 16.3 15.7 16.1 16.1 Professional & O/S Services 4.3 4.8 5.4 5.1 5.6 5.7 4.9 5.2 5.3 Property 8.0 7.9 7.6 7.9 8.0 7.8 7.6 7.4 7.4 Indirect Taxes 5.4 5.2 5.5 5.9 5.5 5.4 5.4 5.8 5.1 Marketing 1.8 1.5 1.6 1.5 1.2 0.9 1.0 1.4 1.6 Intangible Amortization 1.4 1.4 1.4 1.5 1.5 1.5 1.5 1.5 1.5 Other 4.7 4.9 5.2 5.0 5.2 4.8 5.4 4.6 4.9 Total Non-Interest Expense $ 84.7 $ 82.0 $ 83.0 $ 82.0 $ 83.8 $ 84.4 $ 84.8 $ 80.9 $ 83.2 Income Taxes 0.7 0.9 1.1 1.0 0.8 0.8 0.8 0.7 0.1 Total Expense incld. Taxes $ 85.4 $ 82.9 $ 84.0 $ 82.9 $ 84.6 $ 85.2 $ 85.6 $ 81.7 $ 83.3 *Includes non-service employee benefits Appendix Non-Interest Income & Expense Trends

22 (in millions of US Dollars, unless otherwise indicated) 2022 2021 2020 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Salaries & Benefits** $ 44.7 $ 42.0 $ 41.2 $ 41.0 $ 41.1 $ 42.0 $ 41.8 $ 39.0 $ 40.6 Technology & Comm. 14.3 14.3 14.0 14.1 15.7 16.3 15.7 16.1 16.1 Professional & O/S Services 4.2 4.7 5.4 4.9 5.5 5.6 4.9 5.2 5.3 Property 8.0 7.9 7.6 7.9 8.0 7.8 7.6 7.4 7.4 Indirect Taxes 5.4 5.2 5.5 5.9 5.5 5.4 5.4 5.8 5.1 Marketing 1.8 1.5 1.6 1.5 1.2 0.9 1.0 1.4 1.6 Intangible Amortization 1.4 1.4 1.4 1.5 1.5 1.5 1.5 1.5 1.5 Other 4.7 4.9 5.2 4.8 5.2 4.7 5.4 4.6 4.9 Total Core Non-Interest Expense $ 84.5 $ 81.8 $ 81.9 $ 81.6 $ 83.7 $ 84.2 $ 83.4 $ 80.9 $ 84.5 $ 82.4 Income Taxes 0.7 0.9 1.1 1.0 0.8 0.8 0.8 0.7 0.1 Total Core Expense incld. Taxes $ 85.3 $ 82.8 $ 83.0 $ 82.6 $ 84.5 $ 84.9 $ 84.2 $ 81.7 $ 82.5 * See the reconciliation of non-GAAP measures on pages 23-24 ** Includes non-service employee benefits Appendix Core Non-Interest Expense* Trends

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income	A	**$ 63.1**	**$ 57.4**	**$ 49.1**	**$ 44.4**	**$ 41.7**
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		—	—	1.0	—	—
Tax compliance review costs		0.1	0.2	—	0.1	0.1
Settlement of client-related tax inquiry		—	—	—	0.2	—
Total non-core expenses	C	$ 0.1	$ 0.2	$ 1.1	$ 0.3	$ 0.1
Total non-core (gains), losses and expenses	D=B+C	**0.1**	**0.2**	**1.1**	**0.3**	**0.1**
Core net income to common shareholders	E=A+D	$ 63.2	$ 57.6	$ 50.2	$ 44.7	$ 41.7
Average shareholders' equity		791.2	799.0	804.6	912.8	965.2
Average common equity	F	791.2	799.0	804.6	912.8	965.2
Less: average goodwill and intangible assets		(73.4)	(75.1)	(80.0)	(84.7)	(86.6)
Average tangible common equity	G	717.8	723.9	724.6	828.1	878.5
Return on equity	A/F	**31.6 %**	**28.5 %**	**24.5 %**	**19.7 %**	**17.1 %**
Core return on average tangible common equity	E/G	**34.9 %**	**31.6 %**	**27.8 %**	**21.9 %**	**18.8 %**
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	50.0	49.8	49.8	49.8	49.8
Earnings per common share fully diluted	A/H	1.26	1.15	0.99	0.89	0.84
Non-core items per share	D/H	0.01	0.01	0.02	0.01	—
Core earnings per common share fully diluted	E/H	**1.27**	**1.16**	**1.01**	**0.90**	**0.84**
Core return on average tangible assets						
Total average assets	I	$ 13,863.7	$ 14,160.1	$ 14,793.3	$ 15,449.0	$ 15,180.6
Less: average goodwill and intangible assets		(73.4)	(75.1)	(80.0)	(84.7)	(86.6)
Average tangible assets	J	$ 13,790.3	$ 14,085.0	$ 14,713.3	$ 15,364.3	$ 15,094.0
Return on average assets	A/I	**1.8 %**	**1.6 %**	**1.3 %**	**1.2 %**	**1.1 %**
Core return on average tangible assets	E/J	**1.8 %**	**1.6 %**	**1.4 %**	**1.2 %**	**1.1 %**

23

BUTTERFIELD

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Tangible equity to tangible assets						
Shareholders' equity	K	$ 864.8	$ 754.9	$ 802.4	$ 841.8	$ 977.5
Less: goodwill and intangible assets		(74.4)	(71.9)	(77.5)	(82.9)	(86.1)
Tangible common equity	L	790.4	683.0	725.0	758.9	891.4
Total assets	M	14,306.1	13,699.3	14,349.9	15,266.0	15,335.2
Less: goodwill and intangible assets		(74.4)	(71.9)	(77.5)	(82.9)	(86.1)
Tangible assets	N	$ 14,231.7	$ 13,627.5	$ 14,272.5	$ 15,183.1	$ 15,249.1
Tangible common equity to tangible assets	L/N	5.6 %	5.0 %	5.1 %	5.0 %	5.8 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.7	49.6	49.6	49.6	49.3
Tangible book value per common share	L/O	15.92	13.76	14.61	15.30	18.08
Efficiency ratio						
Non-interest expenses		$ 84.7	$ 82.0	$ 83.0	$ 82.0	$ 83.8
Less: Amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.5)	(1.5)
Non-interest expenses before amortization of intangibles	P	83.3	80.6	81.6	80.5	82.3
Non-interest income		54.9	49.9	51.8	49.9	52.7
Net interest income before provision for credit losses		94.6	91.2	82.0	75.9	74.5
Net revenue before provision for credit losses and other gains/losses	Q	$ 149.5	$ 141.1	$ 133.8	$ 125.8	$ 127.2
Efficiency ratio	P/Q	55.7 %	57.1 %	61.0 %	64.0 %	64.7 %
Core efficiency ratio						
Non-interest expenses		$ 84.7	$ 82.0	$ 83.0	$ 82.0	$ 83.8
Less: non-core expenses	(C)	(0.1)	(0.2)	(1.1)	(0.3)	(0.1)
Less: amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.5)	(1.5)
Core non-interest expenses before amortization of intangibles	R	83.1	80.4	80.5	80.1	82.2
Net revenue before provision for credit losses and other gains/losses	Q	149.5	141.1	133.8	125.8	127.2
Core efficiency ratio	R/Q	55.6 %	57.0 %	60.2 %	63.7 %	64.7 %

24

25 Our peer group includes the following banks, noted by their ticker symbols: Appendix Peer Group • First Republic Bank (FRC) • SVB Financial Group (SIVB) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • UMB Financial Corporation (UMBF) • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC)